Reed Smith LLP

599 Lexington Avenue, Floor 26

New York, NY 10022

Tel: 212.521.5400

Fax: 212.521.5450

July 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

   Suzanne Hayes

RE:	Ritter Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed July 3, 2017
File No. 333-219147

Dear Mr. Edwards and Ms. Hayes:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated July 14, 2017 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Form S-1

Cover Page

1.	Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, revise your registration statement to disclosure the number of units you are registering, rather than registering a dollar amount. Please include all other information not covered by Rule 430A in a pre-effective amendment.

Securities and Exchange Commission

Attn: Chris Edwards
          Suzanne Hayes

July 17, 2017

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to disclose the number of units that we are registering, rather than the dollar amount, in the Amended Registration Statement.

2.	Please tell us whether the recent market price set forth on the cover page of the prospectus will be used to determine the offering price. If you will not use the recent market price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price. For example, if the offering price will be determined through negotiations with the underwriters please include this information on the cover page.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will use the most recent closing market price of its common stock to determine the offering price of the units and has disclosed this fact on the cover page of the Amended Registration Statement.

Incorporation of Information by Reference, page 104

3.	Please specifically incorporate your definitive proxy statement by reference in the registration statement. For further guidance, please refer to Item 12(a)(2) of Form S-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to incorporate the Company’s definite proxy statement by reference in the section of the Amended Registration Statement titled “Incorporation of Information by Reference”.

General

4.	Your registration fee should bce calculated based on the offering price of the units and the exercise price of the warrants, with the fee being allocated to the common stock. Please revise your fee table accordingly. For further guidance, please refer to Securities Act Rules C&DIs 240.05 and 240.06 available on the Commission’s website.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to include a fee table that calculates the registration fee based on the offering price of the units and the exercise price of the warrants, with the fee being allocated to the common stock in the Amended Registration Statement.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Securities and Exchange Commission

Attn: Chris Edwards

           Suzanne Hayes

July 17, 2017

Sincerely,

/s/ Aron Izower
Aron Izower

cc:	Michael D. Step,
Chief Executive Officer of
Ritter Pharmaceuticals, Inc.